UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 14, 2011
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑     Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐     No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐     No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐     No: ☑

EXPLANATORY NOTE
This Form 6-K/A is being filed by AngloGold Ashanti Limited (the “Company”) as an amendment to the Form 6-K dated December 17, 2010 and enclosing unaudited consolidated financial statements as of September 30, 2010 and December 31, 2009 and for each of the nine month periods ended September 30, 2010 and 2009, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations (the “December 17, 2010 6-K”). The purpose of this Form 6-K/A is to amend the December 17, 2010 6-K in submitting the first interactive data exhibit that includes detailed tagging of footnotes and schedules in order to comply with Rule 405 of Regulation S-T. Due to unanticipated technical difficulties preventing the timely preparation and submission of this interactive data exhibit, the Company has relied on the temporary hardship exemption provided by Rule 201 of Regulation S-T.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information presented in the December 17, 2010 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: January 14, 2011	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary

EXHIBITS TO FORM 6-K/A

Exhibit Number	Description	Remarks
Exhibit 101	Interactive Data File

Exhibit 101
IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T, THE DATE BY WHICH THE INTERACTIVE DATA FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.